# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLARION PARTNERS REAL ESTATE INCOME FUND INC., CIK 0001762562
CUSIP: 180567406
Title of class of securities: CLASS I SHARES OF COMMON STOCK $.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 620 8th Avenue, 47th Floor, New York, New York (NY), 10018
Date of event which requires filing of this statement: 05/01/2026
Amends the filing with accession number 0000038777-26-000097
Filed by CIK 0000038777
Persons authorized to receive notices and communications: Thomas C. Merchant, One Franklin Parkway, San Mateo, California (CA), 94403, 800-632-2350

## Reporting persons
- Franklin Resources, Inc. (CIK 0000038777): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 30,761,381; shared voting power 0; sole dispositive power 30,171,380; shared dispositive power 0; aggregate amount beneficially owned 30,761,381 (29.8% of the class)
  Comment: 1. Consists of 6,682,751 Class I Shares of Common Stock held in a Franklin Resources, Inc. corporate account and 24,078,630 held for the benefit of fiduciary accounts managed by Franklin Resources Inc.'s investment management subsidiaries, including funds managed by Franklin Advisers, Inc.
  
  2. Percentage represents the current beneficial ownership percentage that Franklin Resources, Inc. and its investment management subsidiaries may be deemed to beneficially own based upon 103,137,096 Class I Shares of Common Stock outstanding as of May 1, 2026. Class I Shares of Common Stock were initially transferred to Franklin Resources, Inc. for no consideration from Legg Mason, Inc. on March 12, 2021.
- Charles B. Johnson (CIK 0000936567): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rupert H. Johnson, Jr. (CIK 0001010261): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Franklin Advisers, Inc. (CIK 0000898420): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 20,052,667; shared voting power 0; sole dispositive power 20,052,667; shared dispositive power 0; aggregate amount beneficially owned 20,052,667 (19.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: CLASS I SHARES OF COMMON STOCK $.001 PAR VALUE PER SHARE
Name of issuer: CLARION PARTNERS REAL ESTATE INCOME FUND INC.
Address of issuer's principal executive offices: 620 8th Avenue, 47th Floor, New York, New York (NY), 10018

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Franklin Resources, Inc., a Delaware corporation ("FRI"), Charles B. Johnson ("C. Johnson"), Rupert H. Johnson, Jr. ("R. Johnson, Jr."), and Franklin Advisers, Inc., a California corporation ("FAV", and together with FRI, C. Johnson and R. Johnson, Jr., the "Reporting Persons"). FAV is a direct wholly-owned subsidiary of FRI. C. Johnson and R. Johnson, Jr. are the principal stockholders of FRI. R. Johnson, Jr. is also the Vice Chairman of FRI and C. Johnson is an Executive Consultant to FRI. C. Johnson and R. Johnson, Jr. are citizens of the United States.
Residence or business address: The address of the principal business office of each of the Reporting Persons is One Franklin Parkway, San Mateo, California 94403-1906. The directors and principal executive officers of FRI and FAV, their present principal occupations, citizenship and business addresses are listed on Exhibit C.
Present principal occupation or employment: The principal business of FRI is to act as a holding company for various subsidiaries engaged in the investment management and related services business. The principal business of FAV is investment management. The principal occupation of each of C. Johnson and R. Johnson, Jr. are listed on Exhibit C.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit C, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit C, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Franklin Resources, Inc.: Delaware
Charles B. Johnson and Rupert H. Johnson, Jr.: USA
Franklin Advisers, Inc.: California

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons have invested in the Issuer as follows:

6,682,751 Shares were acquired for a purchase price of $74,352,346 inclusive of $50,000,000 paid by Legg Mason, Inc. (now a subsidiary of FRI), from FRI's and Legg Mason, Inc.'s working capital; and

24,078,630 Shares were acquired for a purchase price of $285,008,398 for the benefit of fiduciary accounts managed by FRI's investment management subsidiaries from their working capital, including funds managed by FAV.

As of April 16, 2025 93,329 Class S Shares of Common Stock of the Issuer, 5,232 Class T Shares of Common Stock of the Issuer, and 5,251 Class D Shares of Common Stock of the Issuer were transferred for no consideration from Legg Mason, Inc. to FRI. C. Johnson and R. Johnson, Jr. do not own directly any shares of the Issuer.

On December 4 and 5, 2025, FRI transferred 1,755,926.251 Shares from its corporate account to Clarion Partners Real Estate Income International Access Fund, a series of Franklin Templeton Private Markets Fund, for total consideration of $20,000,000.

On April 16, 2026, 88,028 Class I Shares were redeemed by FRI for its corporate account at a per share price of $11.36 and FRI purchased from its corporate account 88,106 Class S Shares at a per share price of $11.35 to maintain capitalization and liquidity in Class S Shares on account of an investor rebalancing its holdings from Class S Shares.

On April 20, 2026, 1,672,535 Class I Shares were redeemed by FRI for its corporate account at a per share price of $11.36.

## Item 4. Purpose of Transaction
Purpose of transaction:
FRI and its investment management subsidiaries, including FAV, acquired the Shares for investment and to facilitate the acquisition of the Issuer's commercial real estate investments. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Shares at prices that would make the purchase or sale of the Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Other factors that may affect the Reporting Persons' investment in the Shares include, without limitation, the Issuer's financial position, results, prospects and strategic direction, actions taken by the Issuer's portfolio managers, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions.

Except as described above, none of FRI and its investment management subsidiaries, and none of any of the other Reporting Persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer. The Reporting Persons may at any time review, reconsider and change their position and/or change their purpose and/or develop such plans or proposals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 30,761,381 or 29.8%
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote of the Shares:
Franklin Resources, Inc.: 6,682,751
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Franklin Advisers, Inc.: 20,052,667
Fiduciary Trust Company International: 2,679,556
Fiduciary Trust International of California: 1,099,292
Fiduciary Trust International of the South: 60,010
Fiduciary Trust Co International of Pennsylvania: 47,735
Fiduciary Trust International LLC: 139,370

Shared power to vote or to direct the vote of the Shares: 0

Sole power to dispose or to direct the disposition of the Shares:
Franklin Resources, Inc.: 6,682,751
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Franklin Advisers, Inc.: 20,052,667
Fiduciary Trust Company International: 2,848,816
Fiduciary Trust International of California: 340,031
Fiduciary Trust International of the South: 60,010
Fiduciary Trust Co International of Pennsylvania: 47,735
Fiduciary Trust International LLC: 139,370

Shared power to dispose or to direct the disposition of the Shares: 0
Transactions in the class effected during the past sixty days:
The purchases of Shares described below were made directly from the Issuer in private non-exchange traded transactions:

Date of Transactions Number of Shares Price Per Share in USD
3/5/2026 133 11.32
3/6/2026 3,534 11.32
3/11/2026 3,092 11.32
3/12/2026 370 11.33
3/17/2026 6,284 11.33
3/23/2026 1,764 11.34
3/27/2026 880 11.36
3/30/2026 901 11.37
3/31/2026 1,322,751 11.34
3/31/2026 24 11.37
4/9/2026 881 11.35
4/14/2026 22,006 11.36
4/17/2026 264 11.36
4/20/2026 11,682 11.35
4/20/2026 13,652 11.37
4/20/2026 2,358 11.33
4/20/2026 593 11.36
4/22/2026 17,605 11.36
4/24/2026 880 11.37
4/28/2026 4,394 11.38
4/30/2026 526 11.40
5/1/2026 1,323,919 11.33

In addition to the foregoing transactions, on April 16, 2026, 88,028 Class I Shares were redeemed by FRI for its corporate account at a per share price of $11.36 and FRI purchased from its corporate account 88,106 Class S Shares at a per share price of $11.35 to maintain capitalization and liquidity in Class S Shares on account of an investor rebalancing its holdings from Class S Shares.

On April 20, 2026, 1,672,535 Class I Shares were redeemed by FRI for its corporate account at a per share price of $11.36.
Other persons with the right to receive dividends or sale proceeds: The clients of FRI's investment management subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein. Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of 1940, has an interest in 7,867,833 shares, or 7.6%, of the class of securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Item 5 Ownership
Exhibit C: Principal Executive Officers and Directors of FRI and FAV (incorporated by reference to Schedule 13D/A No. 24 filed on October 14, 2025)

EXHIBIT A: JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on the date of the signing of this filing.

Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.
Franklin Advisers, Inc.

By:/s/THOMAS C. MANDIA
Thomas C. Mandia
Assistant Secretary of Franklin Resources, Inc.
Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D
Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D
Assistant Secretary of Franklin Advisers, Inc.

Acknowledgment
Franklin Custodian Funds on behalf of Franklin Income Fund

By:/s/TARA GORMEL
Tara Gormel
Vice President and Assistant Secretary of Franklin Custodian Funds

Exhibit B: Item 5 Ownership
FRI is filing this report for itself and its affiliates, except as set forth herein. FRI and its investment management subsidiaries may be deemed to beneficially own the Shares for which such investment management subsidiaries are the investment adviser for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). In addition, FAV may be deemed to beneficially own the Shares in its capacity as the investment adviser to Franklin Income Fund, a series of Franklin Custodian Funds, an investment company registered under the Investment Company Act of 1940 ("Franklin Income Fund"), pursuant to an investment management contract that grants investment and/or voting power to FAV. When an investment management contract (including a sub-advisory agreement) delegates to FAV investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FAV as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise.

Beneficial ownership by FRI and its affiliates is being reported herein in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) (the "1998 Release ") relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by each of FRI's affiliates whose ownership of securities is disaggregated from that of FRI in accordance with the 1998 Release ("FRI Disaggregated Affiliates") are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries of FRI other than FRI Disaggregated Affiliates are collectively, "FRI Aggregated Affiliates"). Furthermore, internal policies and procedures of, on the one hand, FRI Disaggregated Affiliates, and, on the other hand, FRI, establish informational barriers that prevent the flow among, on the one hand, FRI Disaggregated Affiliates (including preventing the flow between such entities), and, on the other hand, the FRI Aggregated Affiliates, of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FRI Disaggregated Affiliates report the securities over which they hold investment and voting power separately from the FRI Aggregated Affiliates for purposes of Section 13 of the Act.

C. Johnson and R. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of FRI's outstanding common stock and are the principal stockholders of FRI (see FRI's Proxy Statement-Stock Ownership of Certain Beneficial Owners). The Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of the Shares. FRI, FAV, and the Principal Shareholders disclaim any pecuniary interest in any of the Shares. In addition, the filing of the Schedule 13D on behalf of FRI and the Principal Shareholders should not be construed as an admission that any of them is, and each disclaims that it or he is, the beneficial owner, as defined in Rule 13d-3, of any of the Shares.

FRI, FAV, and the Principal Shareholders believe that they are not a "group" within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares held by any of them.

## Signatures
- Franklin Resources, Inc.: /s/THOMAS C. MANDIA, Thomas C. Mandia, Assistant Secretary of Franklin Resources, Inc. (05/04/2026)
- Charles B. Johnson: /s/THOMAS C. MANDIA, Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G (05/04/2026)
- Rupert H. Johnson, Jr.: /s/THOMAS C. MANDIA, Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule13G (05/04/2026)
- Franklin Advisers, Inc.: /s/THOMAS C. MANDIA, Thomas C. Mandia, Assistant Secretary of Franklin Advisers, Inc. (05/04/2026)
Comment: LIMITED POWER OF ATTORNEY
FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Thomas C. Mandia, Beth McAuley O'Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas and Navid J. Tofigh each acting individually, as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (FRI) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a Reporting Entity), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the Exchange Act); and

2. seek or obtain, as the undersigned's representative and on the undersigned's behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing. The undersigned acknowledges that:

1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned's responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney- in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 11th day of December, 2023.

/s/CHARLES B. JOHNSON
Signature
Charles B. Johnson
Print Name

LIMITED POWER OF ATTORNEY
FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Thomas C. Mandia, Beth McAuley O'Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas and Navid J. Tofigh each acting individually, as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (FRI) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a Reporting Entity), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the Exchange Act); and

2. seek or obtain, as the undersigned's representative and on the undersigned's behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing. The undersigned acknowledges that:

1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned's responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney- in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 11th day of December, 2023.

/s/RUPERT H. JOHNSON, JR.
Signature
Rupert H. Johnson, Jr.
Print Name